UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA RESOLVES TO PAY A CASH INTERIM DIVIDEND OF EURO 0.08

(GROSS) PER SHARE ON ACCOUNT OF THE 2016 DIVIDEND

BBVA’s Board of Directors has resolved at its meeting held today the payment of a cash interim dividend of euro 0.08 (gross) per share on account of the 2016 dividend, to be paid on 12 January 2017.

The main characteristics of the payment approved are detailed below:

Gross dividend per share: euro 0.08

Net dividend per share: euro 0.0648 (withholding tax rate of 19%)

Last trading date: Monday, 9 January 2017

Ex-dividend date: Tuesday, 10 January 2017

Record date: Wednesday, 11 January 2017

Payment date: Thursday, 12 January 2017, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR provides to such entities.

Madrid, 21 December 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 21, 2016

By: /s/ Jaime Saenz de Tejada Pulido
Name: Jaime Saenz de Tejada Pulido
Title: Chief Financial Officer